Filed by Strathcona Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: MEG Energy Corp.
Commission File No. 132-02876
Amended and Extended MEG Offer September 8, 2025

Transaction Overview 2 ▪ Strathcona to offer 0.80 Strathcona shares for each MEG share (the “Amended Offer”) – Equates to $30.86 / MEG share, based on SCR’s volume-weighted average price of $38.58 / SCR share on September 5th, 2025, reflecting an 11% premium to the Cenovus agreement (the “MEG Board Deal”) – Tender deadline extended to October 20, 2025 ▪ Strathcona intends to pay a $2.142bn special distribution in the fourth quarter of 2025, which SCR shareholders are expected to receive as a dividend or, upon election, a return of capital (the “Special Distribution”)(1) – Strathcona expects to have ~410mm shares outstanding(2) assuming 100% take-up under the Amended Offer or any second stage transaction, implying a Special Distribution of $5.22 / SCR share – MEG shareholders who tender into the Amended Offer will be eligible for the Special Distribution – If Amended Offer is unsuccessful, SCR will still proceed with Special Distribution ($10.00 / SCR share) ▪ Strathcona expects to have ~$3.0 billion in net debt at closing (~1.1x Net Debt / EBITDA at US$60 WTI)(3) – Strathcona remains positioned for upgrade to investment grade (long-term investment grade cost of debt is ~4%), confirmed based on recent SCR discussions with rating agency(4) ▪ SCR to be owned ~48% by Waterous Energy Fund (WEF) and other SCR insiders, ~9% by other existing SCR shareholders, and ~43% by existing MEG shareholders(5) – Despite the MEG Board’s claims, WEF has a long-term view of the business and continues to have no intention to sell any SCR shares in the foreseeable future – WEF has announced it would be willing to enter into a lock-up agreement as part of a supported transaction Offer Summary See Slide Notes and Advisories ▪ 11% premium vs. current value of MEG Board Deal(6) ▪ Market reaction to the MEG Board Deal indicates the MEG Board’s broken sale process resulted in the single most lopsided public company deal in Canada in nearly 20 years, leaving billions of dollars on the table(7) Strathcona’s Offer is Superior to the MEG Board Deal Better Price Better Upside Better Future ▪ The MEG Board Deal is a largely cash exit for MEG shareholders, crystalizing value and forcing shareholder to give up decades of future upside in MEG’s long-life assets – MEG shareholders only participate in 4% of purported CVE synergies(8) ▪ SCR’s Offer gives MEG shareholders a fair share of future upside based on MEG’s relative contribution, while delivering >25% per share accretion on most metrics(9) ▪ SCR will be uniquely positioned in the North American E&P industry as the largest oil pure play without mines or refineries, with leading profitability, reserve life and growth profile(10) ▪ SCR will continue executing on its core area consolidation plus organic growth strategy, which has delivered the highest total shareholder return in the Canadian E&P sector since SCR’s founding in 2017(11)

The MEG Board Deal Is Not a Fair Deal for MEG Shareholders

The market agrees that the MEG Board left billions on the table due to its broken sale process, disproportionately benefiting CVE shareholders at the expense of MEG shareholders

All Canadian Public-to-Public M&A Transactions Since 2006 >$500 million (102 Transactions)

5-Day Change in Buyer Share Price Post-Announcement[1]



10%
Median
(2%)
CVE-MEG

Precedent Transaction Filters	
Date Range	2006 - 2025
Region	Canada
Transaction Type	Public-to-Public
Minimum Transaction Size	C$500mm
Sectors	All
Consideration Form	All-Stock, All-Cash, Cash-and-Stock

5-Day Change in Buyer Market Cap Post-Announcement as % of Seller Market Cap[2]



56%
CVE's stock performance in the days following the MEG announcement indicates the MEG Board negotiated the single most lopsided public company deal in Canada in nearly 20 years
Median
(5%)
CVE-MEG
$7.0
$3.9
56%
MEG Market Cap. Pre-CVE Announcement
CVE Market Cap Increase 5-Days Post Announcement

3

See Slide Notes and Advisories

Better Price 4 Strathcona’s Amended Offer reflects an 11% premium to the MEG Board Deal, with a clearer path to shareholder approval and minimal conditionality See Slide Notes and Advisories O Consideration per MEG Share ($ / Share) Shareholder Approval Process Offer Share Consideration (% Shares) Cash Consideration (% Cash) Total Consideration Timing Approval Threshold $7.35 (0.33125 / CVE Share) (26%) $20.44 (74%) $27.79 Shareholder Meeting October 9, 2025 • 66 2/3% of votes cast by MEG shareholders present in person or by proxy at meeting • SCR intends to vote its ~14.2% of MEG shares “No” • Assuming voter turnout in-line with 2025 MEG shareholder meeting (66%), CVE requires ~85% of remaining votes to be “Yes” $30.86 (0.80 / SCR Share) (100%) $0 (0%) $30.86 Tender Expiry October 20, 2025 • 66 2/3% of total MEG shares tendered • SCR’s ~14.2% of MEG shares counts towards this threshold • SCR requires additional ~52.5% of shares outstanding to tender • SCR may waive its 66 2/3% tender condition, at which point threshold would drop to irrevocable 50% minimum tender (~42.9% required to tender) 11% Premium

Better Upside 5 The MEG Board Deal’s cash heavy structure prevents MEG shareholders from participating in the upside of MEG’s long-life oil reserves; SCR’s offer allows MEG shareholders to retain full exposure to a 100% oil business Illustrative Offer Values at US$80 WTI, Holding Current Price / Cash Flow Multiple Constant MEG Board Deal ($ / MEG Share) SCR Amended Offer ($ / MEG Share) $20.44 $20.44 $7.35 $9.98 $27.79 $30.42 Current Illustrative Value @ US$80 WTI Cash Stock $30.86 $42.13 Current Illustrative Value @ US$80 WTI Stock (1) (2) (3) (4) See Slide Notes and Advisories

48% 45% 41% 46% 45% 46% 42% 48% 44% 52% 55% 59% 54% 55% 54% 58% 52% 56% Better Accretion 6 The Amended Offer exchange ratio results in ownership for MEG shareholders in excess of MEG’s contribution to the combined business on all metrics, while delivering strong accretion to both SCR and MEG shareholders Production Net Asset Value(8) Funds Flow(1) 2024A Production (Mbbls/d)(5) 2025E Production (Mbbls/d)(6) 2030E Production (Mbbls/d)(7) 1P NPV10 (B-Tax), Less Debt & Leases(1)(9) ($mm) 2P NPV10 (B-Tax), Less Debt & Leases(1)(9) ($mm) 2024A ($mm)(5) 2025E @ US$60 WTI ($mm)(6) 47% See Slide Notes and Advisories Funds Flow less Sustaining Capex (1) 2024A ($mm)(5) 2025E @ US$60 WTI ($mm)(6) MEG SCR 49% % Contribution (excl. Synergies) % Accretion (incl. Synergies and Reinvestment of Special Distribution)(1) Original Offer Amended Offer Amended Offer + Special Distribution MEG(3) SCR(4) 21% 16% 28% 11% 40% 3% 13% 9% 24% 4% 25% 13% 29% 9% 30% 14% 40% 7% Leverage Net Debt / EBITDA @ US$60 WTI(1) 1.1x Relative MEG Market Cap at the Offer Price(2)

Better Synergies

SCR's synergies are ~5x more meaningful per dollar of funds flow than CVE's, and SCR shares ~13x more of those synergies with MEG shareholders; SCR agrees with CVE that there are many "low-hanging fruit" opportunities

Disclosed Synergies (C$mm / Year)



CVE Disclosed "Synergies" (~$400mm)
~8.4% of 2025E Funds Flow(1)
$205
$75
$25
$55
$50
43% shared with MEG shareholders ($88mm)(2)
~1.7% of 2025E Funds Flow(1)
$150
$30
$15
$15
$10
$80
4% shared with MEG shareholders (~$7mm)(2)
$250
SCR Synergies(3)
CVE Synergies(4)
CVE Capital Investment Opportunity
G&A
Financing
Opex
Capex
Revenue

CVE Identified Capital Investment Opportunities[4]	Available to SCR?	
1. Wider Spacing and Longer Lateral Lengths	✓	Consistent with existing SCR operating strategy (80m-100m spacing, >1,500m laterals)
2. Redevelopment Wells	✓	Essentially the same as SCR's lower-drainage well strategy in Orion and Tucker
3. Re-Rate Steam Generators	✓	SCR subject to same regulatory / technical limits as CVE
4. Install Surplus Steam Generator	✓	Available for <$20mm estimated capital cost (majority of cost is engineering / install)
5. Optimal Development Sequencing / Access Boundary Resource	✗	Minimal present value benefit given MEG's ~50-year reserve life index

7

See Slide Notes and Advisories

Better Focus The SCR Amended Offer allows MEG Shareholders to continue to participate in a heavy oil pure play with improved profitability, without being diluted by less profitable, non-core businesses See Slide Notes and Advisories SCR MEG CVE 1H 2025 Operating Netback ($/bbl)(1)(2) $40.20 $37.68 $40.06 $23.91 ($2.60) $34.01 SCR MEG CVE Oil Sands CVE Other Upstream CVE Downstream ($ / bbl throughput) CVE Total ($ / bbl production) 1H 2025 Production % 1H 2025 Capex 114 Mbbls / d (100% oil) 86 Mbbls / d (100% oil) 602 Mbbls / d (100% oil) 189 Mboe / d (9% oil) n/a 791 Mboe / d (78% oil) 59% 30% 11% 8

Better Trading Catalysts 9 SCR’s combination with MEG is expected to make SCR eligible for investment to a broader array of investors including passive funds, increasing liquidity for both current SCR and MEG shareholders Immediate ~12x increase in trading volume See Slide Notes and Advisories Median Daily Trading Value, Trailing Month ($mm)(1) $5.2 $58.9 $64.1 SCR MEG Pro Forma SCR Current Index and ETF % Ownership(2) 0.13% 7.17% 6.69% SCR MEG CVE Eligibility for Inclusion in Major Indexes Including: • S&P TSX • MSCI World (MEG and SCR currently in MSCI Small-Cap) • FTSE All Cap (MEG and SCR currently in FTSE Small-Cap) Estimated incremental buying demand from passive funds post-completion of Amended Offer SCR + MEG

– 5% 10% 15% 20% 25% 2026E Funds Flow Less Sustaining Capex Yield Better Positioned 10 A combination between SCR and MEG would unite two leading heavy oil “pure plays” into a new North American oil champion, which would be uniquely positioned and would initially be trading at a discount vs. peers See Slide Notes and Advisories North American E&P’s Growth Reserves Scale Balance Sheet Oil Weighting Market Cap > $1 billion 2026 Prod. Growth > 2% Y/o/Y Proved RLI > 10 years 2025 Production > 150 Mboe/d Investment Grade Credit Rating >80% Oil # of Companies 51 32 17 9 5 1 (SCR + MEG) Avg. 2026E Funds Flow Less Sustaining Capex Yield (%)(1) 13% 12% 11% 10% 9% 10% SCR + MEG Metric $15.8bn(2) ~8%(3) 29 years(4) 220 Mboe/d(4) Yes(5) 100%(4) SCR Detail • 6 th largest E&P in Canada • 13th largest E&P in North America • 2024-2030 CAGR of ~7% • ~325 Mbbls / d by 2031 • 2 nd longest 1P RLI in North America (2.3bn bbls) • 2P RLI of ~50 years (4.0bn bbls) • Largest producer in North America founded since 2017 • ~4% estimated cost of debt • Fully unsecured capital structure • Largest oil pure play in North America without mines / refineries + (~10% Funds Flow Less Sustaining Capex Yield @ US$60 WTI) + + + + +

134% 303% 229% 212% 197% 188% 165% 146% 139% 203% 110% 76% 72% 66% 59% 35% 28% 27% 23% 17% (0%) (3%) (7%) (55%) (74%) Strathcona S&P 500 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 S&P/TSX MEG Peer 8 Peer 9 Peer 10 Peer 11 XEG Peer 12 Peer 13 Inflation Cenovus Peer 15 Peer 16 Peer 17 Peer 18 Peer 19 Peer 20 Better Track Record 11 SCR has delivered peer leading returns for its shareholders over its first nine years; SCR’s board and team remain fully aligned with its shareholders and are committed to doing the same for former MEG shareholders going forward See Slide Notes and Advisories 18% 15% 14% 10% Annualized Return(2) 13% 13% 12% 11% 11% 9% 7% 6% 6% 6% 4% 3% 2% 2% (0%) (0%) (1%) (9%) Unaffected Price Before SCR Initial Offer 3% (14%) Total Shareholder Return Since SCR Inception (January 2017), versus 20 Largest Canadian E&Ps(1) A Better Track Record Starts With Better Alignment 1. Majority of SCR board of directors has majority of personal net worth in SCR stock 2. No board or management team member has ever sold a share of SCR 3. Highest insider ownership in Canadian E&P sector

Appendix

Complementary, High-Quality Assets 13 Strathcona and MEG have highly similar asset bases focused on SAGD oil sands development, with near identical margins and reserves life indexes 2024 Production Sales Volumes (Mbbls/d)(1) 111 101 % Oil 100% 100% 2024 Netback ($ / bbl) Oil Sales, Net of Blending(2) $81.33 $82.13 Royalties (14.01) (15.96) Transportation & Operating Expenses (24.81) (23.14) G&A and Stock-Based Compensation (1.88) (2.62) EBITDA Netback(2) $40.63 $40.42 Depletion, Depreciation and Amortization (14.70) (16.74) Finance Expense, Excl. Interest on Debt(2) (0.92) (1.05) Operating Earnings, Excl. Interest on Debt(2) $25.01 $22.63 YE 2024 Reserves (Gross of Royalties)(3) 1P (Mmbbls) 1,169 1,158 Reserves Life Index (years) 29 31 2P (Mmbbls) 2,020 1,939 Reserves Life Index (years) 50 52 1P B-Tax NPV10 ($mm)(3) $12,649 $12,656 2P B-Tax NPV10 ($mm)(3) $17,905 $15,427 See Slide Notes and Advisories

4.0 4.0 2.1 1.9 1.8 1.8 1.8 0.9 0.9 0.9 CNRL Suncor Cenovus Imperial EOG Occidental Strathcona + MEG Diamondback Devon MEG Strathcona 285 282 603 154 195 92 103 1,057 853 641 413 219 201 116 103 103 CNRL Suncor Cenovus Imperial Strathcona + MEG Whitecap Strathcona MEG ARC SAGD Other Oil / Condensate A Canadian Oil Champion 14 The combined business would be the fifth-largest oil producer and fourth-largest SAGD producer in Canada, and rank among the top holders of proved oil reserves across North America Q1 2025 Oil Production (Mbbl/d)(1) 2024 Proved Oil Reserves (Net of Royalties) (Bn bbl)(2) See Slide Notes and Advisories 9.1 Canada U.S.

Forward-Looking Information Certain statements contained in this presentation constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this presentation includes, but is not limited to, statements relating to: Strathcona Resources Ltd.'s ("Strathcona") offer to acquire all of the issued and outstanding common shares in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona or its affiliates, as amended and varied (the "Offer"), including the terms thereof and the consideration to be offered by Strathcona thereto; expectations relating to Strathcona's intention to pay a special distribution to its shareholders, including the anticipated form and amount of, and source of funding for, the special distribution, timing thereof and expected approvals therefor; the expectation that, if the Offer is completed, MEG shareholders who deposit MEG common shares under the Offer will be entitled to participate in the special distribution; the expected capitalization of Strathcona following completion of the transaction, including the number of shares outstanding, net debt and net debt to EBITDA ratio; the expected ownership of the combined company; the expected credit rating of the combined company; the expectation that WEF has a long-term view of Strathcona’s business and has no plans to sell any of its Strathcona shares in the foreseeable future; WEF’s willingness to enter into a lock-up agreement as part of a supported transaction; the expectation that Strathcona will vote its MEG common shares against the Cenovus transaction; the expected ability of Strathcona to implement operating and development synergies in connection with the combination of MEG and Strathcona; the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG shareholders and the Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size, scale and liquidity of the combined company, including the combined company's market capitalization, daily trading value and the expected index inclusion and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the expected sustainable free cash flow of the combined company and North American E&Ps; the expected production, funds flow, funds flow less sustaining capital expenditure, net asset value and leverage of the combined company, including expected accretion and synergies; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona. Although Strathcona believes that the expectations reflected by the forward-looking information presented in this presentation are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to fund the special distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona's financial position; the ability of Strathcona to obtain all approvals required to complete the special distribution in a timely manner or at all; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of combined company capital expenditures; that there will be no material change to MEG's operations prior to completion of the transaction; the combined business has the same per barrel oil overhead cost as Strathcona; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this presentation related to the Offer, including with respect to the consideration payable under the Offer, the reasons for the Offer, the potential benefits to MEG shareholders and expected effects post combination, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG common shares will be issued and outstanding immediately prior to the date this presentation and approximately 2.6 million MEG common shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG common shares (other than rights under the MEG's shareholder rights plan) outstanding immediately prior to the date of this presentation; (c) that all of the MEG common shares are deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG common shares or Strathcona common shares will be issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate. Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; conditions required for declaring the special distribution not having been satisfied; the inability of Strathcona to procure the approvals required to complete the special distribution, in a timely manner or at all; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG (or any of its subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results. This presentation contains information that may constitute financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. The financial outlook included in this presentation has been prepared by, and is the responsibility of, management of Strathcona. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on the financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, financial outlook. Strathcona has included financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this presentation. The forward-looking information contained in this presentation is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this presentation is expressly qualified by this cautionary statement. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire common shares of MEG and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Bid Circular, dated May 30, 2025 (the "Offer to Purchase and Circular"), as the same will be amended by a Notice of Variation, Change and Extension reflecting the updated Offer, and accompanying letter of transmittal and notice of guaranteed delivery (the "Offer Documents"). The Offer Documents contain important information about the Offer and should be read in their entirety by MEG shareholders. Additional Information About the Proposed Offer and Where to Find It In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Offer. This presentation is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, the Offer Documents, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Offer Documents, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca. Advisories 15

Cautionary Statement Respecting Information of MEG and Cenovus Strathcona has not had access to the non-public books and records of MEG or Cenovus and Strathcona is not in a position to independently assess or verify certain of the information in MEG's or Cenovus's publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this presentation and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona. Oil and Gas Advisories Production and Reserves Information MEG's oil and gas reserves and resources Strathcona's oil and gas reserves estimates included in this presentation have been prepared in accordance with National Instrument 51 101 – Standards for Disclosure for Oil and Gas Activities ("NI 51-101"), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with the applicable securities regulatory authorities in Canada, to disclose proved, probable and possible reserves, and resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in this presentation in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51 101, Strathcona has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI-51 101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates included in this presentation that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. The combined company production and reserves information presented in this presentation is based on: (a) in respect of Strathcona, the report prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") dated effective December 31, 2024 (the "SCR McDaniel Report"), assessing and evaluating the proved and probable reserves and contingent resources of Strathcona, and (b) in respect of MEG, the independent reserves report of GLJ Ltd. ("GLJ") dated effective as of December 31, 2024 (the "MEG GLJ Report"), assessing and evaluating the proved and probable reserves and contingent resources of MEG. Such estimates constitute forward-looking statements, which are based on values that Strathcona's management believes to be reasonable, and are subject to the same limitations discussed under "Forward-Looking Information". The net present value of future net revenues attributable to reserves included in this presentation do not represent the fair market value of such reserves. There is no assurance that the forecast prices and costs assumptions will be attained, and variances could be material. References to "oil" in this presentation refer to, (i) with respect to Strathcona, collectively, bitumen, heavy oil, condensate and light oil and other natural gas liquids ("NGL") (comprised of ethane, propane and butane only), and (ii) with respect to MEG, bitumen. All production is presented on a gross basis (as defined in NI 51-101) unless otherwise stated. Oil and Gas Metrics This presentation contains metrics commonly used in the crude oil and natural gas industry, including "net asset value" and "reserves life index" or "RLI". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this presentation. Management of Strathcona uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare Strathcona's projected performance over time; however, such measures are not reliable indicators of Strathcona's future performance, which may not compare to Strathcona's performance in previous periods, and therefore should not be unduly relied upon. "Reserves life index" or "RLI" is calculated by dividing the applicable reserves and/or contingent resources by expected production. Net asset value forecasts oil and natural gas sales (based on sales volumes and prices received, including for sales of purchased product), royalty expenses, all operating and transportation costs, capital expenditures, and decommissioning expenses, and all other forecasted expenses until all of the company’s reserves are depleted, discounted back at various discount rates. Barrels of Oil Equivalents This presentation contains various references to the abbreviation "boe" which means barrels of oil equivalent. All boe conversions in this presentation are derived by converting gas to oil at the ratio of six thousand cubic feet ("mcf") of natural gas to one barrel ("bbl") of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl: 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl: 6 mcf, utilizing a conversion ratio of 1 bbl: 6 mcf may be misleading as an indication of value. Third-Party Information All information herein in respect to third parties has been obtained from the public disclosure of such third parties and has not been independently verified. While Strathcona does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Strathcona makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. Currency All figures in Canadian dollars unless otherwise noted. Advisories 16

Advisories

Non-GAAP Financial Measures and Ratios

Non-GAAP financial measures and ratios are used internally by management to assess the performance of Strathcona. They also provide investors with meaningful metrics to assess Strathcona's performance compared to other companies in the same industry. However, Strathcona's use of these terms may not be comparable to similarly defined measures presented by other companies. Investors are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with generally accepted accounting principles ("GAAP") and these measures should not be considered to be more meaningful than GAAP measures in evaluating Strathcona's performance.

The following tables include a reconciliation of the non-GAAP measures used throughout this presentation to their most comparable GAAP measure. Subsequent adjustments have been made to reflect the Montney disposition, overhead and interest synergies expected to occur as a result of the combination with MEG and, in the case of funds flow, the planned special distribution.

"**Net Debt**" and **"Net Debt (Post Montney Disposition)"** are used by management to analyze leverage and liquidity. Net Debt is calculated as debt less cash and cash equivalents, less marketable securities (when applicable), plus unamortized debt costs. Net Debt (Post Montney Disposition) reflects Net Debt after giving effect to the Montney dispositions.

The following table summarizes "Net Debt" and "Net Debt (Post Montney Disposition)"of Strathcona, MEG and the combined business as at December 31, 2024:

	December 31, 2024		
($ millions)	Strathcona	MEG	Combined
Debt	2,462	858	**3,320**
Cash and cash equivalents	—	(156)	**(156)**
Unamortized debt costs	25	6	**31**
Net Debt	**2,487**	**708**	**3,195**
Adjustment for Montney Disposition	(2,719)	—	**(2,719)**
Net Debt (Post Montney Disposition)	**(232)**	**708**	**476**

"EBITDA" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business before accounting for interest, tax, and depletion, depreciation and amortization. EBITDA is calculated as oil and natural gas sales and sales of purchased product less: purchased product; bending costs; royalties; production and operating expense; transportation and processing expense and general and administrative expense. "**EBITDA (Post Montney Disposition)**" reflects EBITDA after giving effect to the Montney dispositions. **"EBITDA Netback"** and **"EBITDA Netback (Post Montney Disposition)"** are calculated by dividing "**EBITDA**" and "**EBITDA (Post Montney Disposition)"** by the respective sales volumes for the relevant period.

In respect of MEG, **"EBITDA"** is calculated as sales from production, sales of purchased product, power and transportation revenue less: purchased product; diluent, royalties; operating expenses; transportation and storage expense; general and administrative expense and stock based compensation. **"EBITDA Netback"** in respect of MEG is calculated by dividing "**EBITDA"** by the respective sales volumes for the relevant period.

"Net Debt to EBITDA" is a liquidity measure used by management to assess Strathcona's ability to repay debt, assuming that EBITDA remains consistent in future years. **"Net Debt to EBITDA (Post Montney Disposition)"** reflects Net Debt to EBITDA after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG. These measures are calculated as Net Debt divided by EBITDA and Net Debt (Post Montney Disposition) divided by EBITDA (Post Montney Disposition).

The following table summarizes "EBITDA", "EBITDA (Post Montney Disposition)", "EBITDA Netback", "EBITDA Netback (Post Montney Disposition", "Net Debt to EBITDA" and "Net Debt to EBITDA (Post Montney Disposition)" of Strathcona, MEG and the combined business as at and for the year ended December 31, 2024:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Oil and natural gas sales	**5,336**	**4,704**	**10,040**
Power and transportation revenue	—	58	**58**
Sales of purchased products	75	978	**1,053**
Purchased product	(75)	(958)	**(1,033)**
Blending costs	(1,081)	(1,682)	**(2,763)**
Royalties	(663)	(591)	**(1,254)**
Production and operating	(812)	(290)	**(1,102)**
Transportation and processing	(577)	(625)	**(1,202)**
General and administrative	(101)	(73)	**(174)**
Stock-based compensation	—	(24)	**(24)**
EBITDA	**2,102**	**1,497**	**3,599**
Adjustments for Montney dispositions	(458)	—	**(458)**
Synergies - Combined Company	—	—	**75**
EBITDA (Post Montney Disposition)	**1,645**	**1,497**	**3,217**
EBITDA Netback	**31.42**	**40.42**	**34.63**
EBITDA Netback (Post Montney Disposition)	**40.63**	**40.42**	**41.50**
Net Debt to EBITDA	**1.17x**	**0.47x**	**0.88x**
Net Debt to EBITDA (Post Montney Disposition)	**na**	**0.47x**	**0.18x**

"Funds Flow" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to either maintain or grow the business, make debt repayments or pay dividends. Funds Flow is derived from income adjusted for non-cash items, realized and unrealized gains and losses on risk management contracts, loss on settlement of other obligations, transaction related costs, debt extinguishment expense and other. "**Funds Flow (Post Montney Disposition)**" reflects Funds Flow after giving effect to the Montney dispositions, expected operating synergies from the combination of Strathcona and MEG, interest savings expected as a result of achieving an investment grade credit rating pursuant to the combination of Strathcona and MEG, and finance costs excluding amortization of debt issuance costs. **"Funds Flow per Share"** and **"Funds Flow (Post Montney Disposition) per Share"** are calculated by dividing Funds Flow and Funds Flow (Post Montney Disposition) for the applicable period by issued and outstanding shares at the end of the period. **"Funds Flow per boe"** and **"Funds Flow (Post Montney Disposition) per boe"** are calculated as Funds Flow and Funds Flow (Post Montney Disposition) divided by the respective sales volumes for the relevant period.

"Funds Flow less Sustaining Capex" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to grow the business, make debt repayments or pay dividends. Sustaining Capex represents the estimated capital expenditures required to maintain production at its current level. "**Funds Flow less Sustaining Capex (Post Montney Disposition)**" reflects Funds Flow less Sustaining Capex after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG.

"Funds Flow less Sustaining Capex Yield" is calculated by dividing Funds Flow less Sustaining Capex by market capitalization.

The following table summarizes "Funds Flow", "Funds Flow (Post Montney Disposition)" and "Funds Flow less Sustaining Capex (Post Montney Disposition)" of Strathcona, MEG and the combined business as at December 31, 2024:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Income	**604**	**507**	**1,111**
Deferred tax expense	249	185	**434**
Depletion, depreciation and amortization	874	620	**1,494**
Unrealized loss - foreign exchanged	68	65	**133**
Risk management contracts	44	(22)	**22**
Loss on settlement of other obligation	4	—	**4**
Transaction related costs	1	—	**1**
Finance costs	88	—	**88**
Stock-based compensation	—	24	**24**
Debt extinguishment expense	—	7	**7**
Other	—	4	**4**
Funds Flow	**1,932**	**1,391**	**3,322**
Adjustments for Montney dispositions	(427)	—	**(427)**
Synergies - Combined Company	—	—	**75**
Interest Changes - Montney Disposition	170	—	**170**
Interest Changes - Combined Company, Incl. Finance Synergies	—	—	**(63)**
Finance expense, excl. amortization of debt issuance costs	(68)	—	**(68)**
Funds Flow (Post Montney Disposition)	**1,607**	**1,391**	**3,009**
Sustaining Capex	(499)	(453)	**(952)**
Synergies - Combined Company	—	—	**40**
Funds Flow less Sustaining Capex (Post Montney Dispositions)	**1,108**	**938**	**2,097**

17

Advisories

"**Field Operating Income**" and "**Operating Netback**" are common metrics used in the oil and natural gas industry to assess the profitability and efficiency of field operations. "**Field Operating Income (Post Montney Disposition)**" reflects Field Operating Income after giving effect to the Montney Dispositions. **"Operating Netback"** and **"Operating Netback (Post Montney Disposition)"** are calculated as Field Operating Income and Field Operating Income (Post Montney Disposition) divided by the respective sales volumes for the relevant period.

The following table summarizes "Field Operating Income" and "Operating Netback" of Strathcona and MEG as at June 30, 2025:

($ millions, unless otherwise indicated)	Period Ended June 30, 2025 Strathcona	MEG
Oil and natural gas sales	2,151	1,991
Midstream revenue	7	—
Sales of purchased products	22	104
Purchased product	(22)	(103)
Blending costs	(576)	(745)
Royalties	(208)	(176)
Production and operating	(364)	(158)
Transportation and processing	(182)	(324)
Field Operating Income	**828**	**589**
Operating Netback	**40.20**	**37.68**

The following table summarizes "Field Operating Income" and "Operating Netback", an operating segment basis, of Cenovus Energy Inc. as at June 30, 2025:

	Period Ended June 30, 2025			
($ millions, unless otherwise indicated)	Oil Sands	Other (Conventional & Offshore)	Downstream	Total
Gross sales	14,367	2,279	15,448	32,094
Purchased product	(1,488)	(790)	(13,960)	(16,238)
Transportation and blending costs	(5,686)	(182)	—	(5,868)
Royalties	(1,450)	(77)	—	(1,527)
Operating	(1,377)	(412)	(1,801)	(3,590)
Field Operating Income	**4,366**	**818**	**(313)**	**4,871**
Operating Netback (Calculated)	**40.06**	**23.91**	**(2.60)**	**34.01**

"**Oil and natural gas sales, net of blending**", is reflected on a per boe basis calculated using sales volumes. Management calculates this metric by deducting the associated purchased product and blending cost from oil and natural gas sales and sales of purchased product and dividing by the respective sales volume. This ratio is useful to management when analyzing realized pricing against benchmark commodity prices. "Oil sales, net of blending (Post Montney Disposition)" reflects oil and natural gas sales, net of blending after giving effect to the Montney Dispositions.

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Oil and natural gas sales	5,336	4,704	10,040
Sales of purchased products	75	978	1,053
Purchased product	(75)	(958)	(1,033)
Blending costs	(1,082)	(1,682)	(2,764)
Oil and natural gas sales, net of blending	**4,255**	**3,042**	**7,297**
Adjustment for Montney oil and natural gas sales, net of blending	(963)	—	(963)
Oil sales, net of blending (Post Montney Disposition)	**3,292**	**3,042**	**6,334**
Oil sales, net of blending (Post Montney Disposition) ($/bbl)	**81.33**	**82.13**	**81.71**

"**Operating Earnings**" is considered a key financial metric for evaluating profitability and is derived from income adjusted for amounts which are considered non-recurring or not directly attributable to operations. "**Operating Earnings, Excl. Interest on Debt (Post Montney Disposition)**" reflects Operating Earnings after giving effect to the Montney dispositions. "**Operating Earnings ($/bbl)**" and "**Operating Earning, Excl. Interest on Debt ($/bbl), (Post Montney Disposition)**" are calculated by dividing Operating Earnings and Operating Earnings, Excl. Interest on Debt by the respective sales volumes in the relevant period.

The following table summarizes "Operating Earnings", "Operating Earnings, Excl. Interest on Debt" (Post Montney Disposition), "Operating Earnings ($/bbl)" and "Operating Earnings, Excl. Interest on Debt ($/bbl), (Post Montney Disposition)" of Strathcona, MEG and the combined company:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Income	**604**	**507**	**1,111**
Loss (gain) on risk management contracts	44	7	**51**
Foreign exchange (gain) loss	68	68	**136**
Transaction related costs	1	—	**1**
Loss on settlement of other obligation	4	—	**4**
Deferred tax expense	249	185	**434**
Debt extinguishment expense	—	7	**7**
Onerous contract recovery	—	(3)	**(3)**
Operating Earnings	**970**	**771**	**1,741**
Adjustment for Montney dispositions	(149)	—	**(149)**
Interest expense, net	170	51	**221**
Amortization of loan financing fees	21	16	**37**
Operating Earnings, Excl Interest on Debt (Post Montney Disposition)	**1,012**	**838**	**1,850**
Operating Earnings ($/bbl)	**14.51**	**20.82**	**16.75**
Operating Earnings, Excl. Interest on Debt ($/bbl), (Post Montney Disposition)	**25.01**	**22.63**	**23.87**

"**Finance Expense, Excluding Interest on Debt**" is used by management to understand the expense associated with non-debt liabilities of the company. It includes accretion on lease liabilities, decommissioning liabilities, and onerous contract liabilities. It excludes amortization of debt issuance costs and includes debt extinguishment expense

"**Operating Earnings, excluding interest on debt**" is used by management to provide an indication of the funds generated by Strathcona before the inclusion of interest on debt.

Supplementary Financial Measures

"**1P and 2P B-Tax NPV10, Less Debt & Leases**" is comprised of before tax present value for 1P and 2P reserves, discounted at 10 per cent, as determined in accordance with NI 51-101, less the value of each company's **Net Debt** (Post Montney Disposition) and lease liabilities as at June 30, 2024. It is used by management to assess the intrinsic value of oil and gas reserves accounting for the time value of money.

"**Accretion / (Dilution)**" refers to the change in per-share financial metrics resulting from a transaction, and is used by management to assess the impact of an acquisition or merger. It is calculated by comparing a company's share of the combined company's attributes versus that same company's standalone attributes prior to the transaction. The accretion / (dilution) metrics include the effect of synergies. To account for the value Strathcona and MEG shareholders are receiving in the form of the special distribution, all accretion / (dilution) metrics assume Strathcona and MEG shareholders re-invest their special distribution into Strathcona at Strathcona's share price at announcement of the offer, which would increase their combined company ownership. In addition, in calculating the accretion / (dilution) to MEG shareholders, MEG's standalone metrics have been adjusted to only reflect the percentage not held by Strathcona (85.8%). Finally, MEG standalone per-share metrics are calculated on a fully-diluted basis (inclusive of RSUs & PSUs); however, the combined business per-share metrics assume MEG's RSUs & PSUs vest upon a change of control but are cash-settled. Strathcona has no dilutive securities in its share capital.

18

Slide Notes 19 Slide 2 1) Special Distribution is subject to shareholder and regulatory and other required approvals, and terms are subject to board approval; Special Distribution payable to all SCR shareholders, including MEG shareholders depositing their MEG shares under the Amended Offer and whose shares are taken up and those participating in any second stage transaction. 2) 410 million shares outstanding calculated as: 214.2mm SCR shares outstanding + 21.4mm shares issued to Waterous Energy Fund III + 174.6mm shares issued to MEG shareholders (calculated as 254.4mm outstanding MEG shares less 36.1mm shares held by SCR, multiplied 0.80 exchange ratio). Assumes that all of MEG shares outstanding are deposited under the Offer or acquired by Strathcona pursuant to a second step transaction. Based on number of MEG and SCR shares outstanding as of June 30, 2025 as stated in their Q2 2025 MD&A; assume MEG’s RSU’s and PSU’s are cash-settled upon a change of control. 3) Combined business net debt is Strathcona management’s estimate of net debt at closing of the transaction and payment of special distribution, including payment of the Special Distribution and break fee. Refer to “Non-GAAP Financial Measures and Ratios” regarding “Net Debt” and “Net Debt / EBITDA” 4) Based on recent discussions with rating agency regarding combined business capital structure; there can be no guarantee that SCR can obtain such credit rating. 5) Combined business shares outstanding and ownership figures assume that all of MEG shares are deposited under the Offer or acquired by Strathcona pursuant to a second step transaction and is based on the number of MEG shares outstanding as of June 30, 2025 as stated in their Q2 2025 MD&A; shares outstanding and pro forma ownership assume MEG’s RSU’s and PSU’s are cash-settled upon a change of control. 6) Based on Strathcona, MEG, and Cenovus 1-day volume-weighted average price on September 5, 2025 per Bloomberg. 7) Based on comparing an acquiror’s increase in market capitalization 5-days post deal announcement to the target’s pre-announcement market capitalization. Analysis done on all Canadian public-to-public M&A transactions >$500 million since 2006. 8) Based on 1,806 million CVE basic shares outstanding, 254 million MEG shares outstanding and 0.33125 CVE/MEG exchange ratio. 9) Refer to “Non-GAAP Financial Measures and Ratios” and “Forward-Looking Information”. 10) Profitability measured as 2026 expected funds flow per barrel. Funds flow estimates based on Peter’s and Co. September 2, 2025 “Energy update – Overview Tables” report, comparing 2026 expected unhedged cash flow per barrel. SCR assumes “cash flow” equivalent to “funds flow”. Reserve data based on year end 2024 reserve reports and production data based on 2024 annual reports. Growth profile based on Q4 2026 production to Q4 2025 production based on CapIQ estimates. Refer to “Non-GAAP Financial Measures and Ratios” and “Forward-Looking Information”. 11) Data based on Bloomberg. Calculated as share price appreciation (depreciation) assuming gross dividends are reinvested between January 1, 2017 and August 21, 2025 (last day prior to CVE/MEG announcement). Slide 3 Note: Based on data from Bloomberg, CapIQ, and public company disclosures. Includes Canadian-domiciled acquirors and targets, and public-to-public transactions, with a deal value greater than $500 million. Data from September 2006 – August 2025. (1) Calculated as buyer’s share price five days post-announcement divided by pre-announcement share price (2) Calculated as the buyer’s increase in market capitalization five days post-announcement divided by the seller’s pre-announcement market capitalization. Slide 4 Note: Based on Strathcona, MEG, and Cenovus 1-day volume-weighted average price on September 5, 2025 per Bloomberg. Offer consideration and shareholder approval process based on public company disclosure. Slide 5 (1) Based on Cenovus’s 1-day volume-weighted average price on September 5, 2025, and a MEG offer of $20.44 per share in cash plus a 0.33125 CVE/MEG exchange ratio. (2) Illustrative Value @ US$80 WTI calculated by multiplying current share consideration by the percentage increase in CVE + MEG funds flow at US$80/bbl WTI relative to CVE + MEG funds flow at strip pricing. Both estimates are inclusive of synergies and incremental interest associated with the acquisition. 2026 expected funds flow, both at strip and US$80/bbl WTI pricing, based on Peters & Co. 2026 expected unhedged cash flow estimates from their “September 2025 Fall Energy Overview” report (p. 10). SCR assumes “cash flow” equivalent to “funds flow”. Refer to “Non-GAAP Financial Measures and Ratios” and “Forward-Looking Information”. (3) Based on Strathcona’s 1-day volume-weighted average price on September 5, 2025, and a MEG offer of 0.80 SCR/MEG exchange ratio. (4) Illustrative Value @ US$80 WTI calculated by multiplying current share consideration by the percentage increase in SCR + MEG funds flow at US$80/bbl WTI relative to SCR + MEG funds flow at strip pricing. Both estimates are inclusive of synergies and incremental interest associated with the acquisition (shown on a pre-Special Distribution basis). 2026 expected funds flow, both at strip and US$80/bbl WTI pricing, based on Peters & Co. 2026 expected unhedged cash flow estimates from their “September 2025 Fall Energy Overview” report (p. 10). SCR assumes “cash flow” equivalent to “funds flow”. Refer to “Non-GAAP Financial Measures and Ratios” and “Forward-Looking Information” Slide 6 (1) Refer to “Non-GAAP Financial Measures and Ratios” (2) Calculated by taking MEG's market capitalization at the offer price of $30.86 / share and dividing by the sum of MEG's market capitalization under the offer and Strathcona's market capitalization using the September 5, 2025 1-day volume-weighted average price of $38.58/share. (3) Calculated as MEG’s post-combination share of the relevant metric divided by MEG’s standalone metric. Assumes Special Distribution is reinvested by shareholder to purchase additional SCR shares. Accretion/(dilution) metrics include the effect of expected synergies. (4) Calculated as SCR’s post-combination share of the relevant metric divided by SCR’s standalone metric. Assumes Special Distribution is reinvested by shareholder to purchase additional SCR shares. Accretion/(dilution) metrics include the effect of expected synergies. (5) 2024 metrics reflect actual financial results (unhedged) based on MEG and SCR financial statements, see “SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; for Strathcona’s financial results excluding Montney see “2024 Strathcona Full Year Segmented Results”; Strathcona assumes no interest expense in 2024 post Montney disposition; sustaining capital inclusive of turnaround capital for both MEG and SCR. (6) 2025E Funds Flow and Funds Flow less Sustaining Capex estimates shown at: US$60 WTI, (US$11.00) WCS Hardisty differential, (US$2.00) WCS Houston differential, and C$2.50 AECO; 2025 metrics exclude all contribution from SCR Montney assets, and reflect full-year contribution from MEG assets; see “SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex” ; sustaining capital inclusive of turnaround capital for both MEG and SCR. (7) Based on MEG Energy November 24, 2025 investor presentation entitled “Delivering Value: Canada’s Leading Pure Play Oil Sands Producer” page 12 and Strathcona November 14, 2024 “2024 Investor Day” page 62. (8) Based on MEG GLJ Report and SCR McDaniel Report; refer to “Oil and Gas Advisories” (9) Calculated as 1P or 2P PV10 (B-Tax) less net debt and leases as at June 30, 2025; SCR (post Montney disposition) is estimated to have $160mm of positive cash and $84mm of lease liabilities per Strathcona management estimates as at June 30, 2025; MEG has C$622mm of net debt and $272mm of lease liabilities (includes “Onerous Contract” provision) as at June 30, 2025. General On June 1, 2025, Strathcona completed the disposition of assets located primarily in the Groundbirch area in Northeast British Columbia (the "Groundbirch Asset Sale") for aggregate proceeds of $291.6 million, inclusive of interim closing adjustments, paid in common shares of Tourmaline Oil Corp. On July 2, 2025, Strathcona completed the disposition of assets located in the Kakwa and Grande Prairie areas in Northwest Alberta (the "Kakwa and Grande Prairie Asset Sales") for total cash consideration of $2,426.7 million, inclusive of interim closing adjustments. Combined business information contained in this presentation represents Strathcona post the Groundbirch Asset Sale and the Kakwa and Grande Prairie Asset Sales, together the “Montney Disposition”, adjusted to reflect operating, overhead and interest synergies expected to occur as a result of the combination with MEG and the planned $2.142bn Special Distribution.

Slide Notes 20 Slide 7 (1) Calculated as disclosed synergy amount divided by combined business 2025 expected funds flow, inclusive of synergies. SCR and MEG 2025E Funds Flow estimates shown at: US$60 WTI, (US$11.00) WCS Hardisty differential, (US$2.00) WCS Houston differential, and C$2.50 AECO; 2025 metrics exclude all contribution from SCR Montney assets, and reflect full-year contribution from MEG assets; see “SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”. CVE estimates based on CapIQ equity research consensus as of September 5, 2025. Refer to “Non-GAAP Financial Measures and Ratios” (2) Calculated based on MEG shareholder’s equity ownership in combined business (~43% for SCR + MEG, ~4% for CVE + MEG) multiplied by disclosed synergy amount. (3) See “Expected Overhead Synergies”, “Expected Interest Synergies” and “Expected Operating Synergies” tables for SCR synergies. Financing synergies shown post the payment of the Special Distribution. (4) See Cenovus’s August 22, 2025 “Acquisition of MEG Energy” presentation. Slide 8 1) Based on Strathcona, MEG, and Cenovus Q2 2025 MD&A. 2) Operating netback calculated as revenue plus intersegment sales, less: royalties, purchased product, blending costs, production and operating expenses and transportation costs divided by sales volume (or throughput, in case of downstream). Refer to “Non-GAAP Financial Measures and Ratios” Slide 9 (1) Calculated as median value of shares traded between August 5, 2025 and September 5, 2025, data from Bloomberg. (2) Per Bloomberg, September 5, 2025. Slide 10 (1) 2026 expected funds flow based on CapIQ consensus estimates as of September 5, 2025. Sustaining capex estimates based on Strathcona internal estimates. Refer to “Non-GAAP Financial Measures and Ratios” and “Forward-Looking Information.” (2) Calculated based on Strathcona’s 1-day volume-weighted average price on September 5, 2025 and 410mm shares outstanding (3) Based on 2026 vs. 2025 metrics which excludes all contribution from SCR Montney assets, and reflect full-year contribution from MEG assets; see “SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”. (4) Based on respective companies' 2024 reserve reports and 2024 production data from MD&A, see “SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex.” (5) Based on recent discussions with rating agency regarding combined business capital structure; there can be no guarantee that SCR can obtain such credit rating. Slide 11 1) Data based on Bloomberg. Calculated as share price appreciation (depreciation) assuming gross dividends are reinvested between January 1, 2017 and August 21, 2025 (last day prior to CVE/MEG announcement). SCR initial share price of $10.00 / share in January 2017. 2) Annualized return calculated as the CAGR of Total Shareholder Return between January 3, 2017 (first trading day of 2017) and August 21, 2025. Slide 13 Note: 2024 metrics reflect actual financial results (unhedged) based on MEG and SCR financial statements, for Strathcona’s financial results excluding Montney see “2024 Strathcona Full Year Segmented Results”; Strathcona assumes no interest expense in 2024 post Montney disposition 1) Refer to “Oil and Gas Advisories” 2) Refer to “Non-GAAP Financial Measures and Ratios” 3) Based on MEG GLJ Report and SCR McDaniel Report; refer to “Oil and Gas Advisories”; reserves presented gross of royalties; “Gross” means in relation to Strathcona’s interest in reserves or contingent resources, its working interest share before deduction of royalties and without including any royalty interests of Strathcona Slide 14 1) Includes bitumen, heavy oil, and light/medium crude, excludes NGLs and natural gas, based on Canadian companies MD&A and U.S. companies 10-Q 2) “Net” means in relation to Strathcona’s interest in reserves, its working interest (operating or non-operating) share after deduction of royalty obligations, plus Strathcona’s royalty interests in production or reserves; includes bitumen, heavy oil, and light/medium crude, excludes NGLs and natural gas; excludes supermajors; only represents company share of North American reserves (excludes International reserves) 3) Includes Whitecap’s Q1 2025 oil production and Veren’s Q4 2024 oil production 4) Excludes all contributions from SCR’s Montney assets

Slide Notes

SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex

		FY 2024A				FY 2025E			
		SCR Ex. Montney	MEG	Synergies	Post-Special Distribution SCR Combined	SCR Ex. Montney	MEG	Synergies	Post-Special Distribution SCR Combined
WTI	*US$/bbl*		$75.72				$60.00		
WCS - WTI Differential	*US$/bbl*		($14.75)				($11.00)		
AECO (C$/GJ)	*C$/GJ*		$1.38				$2.50		
CAD/USD FX	*x*		1.37				1.38		
Production	*bbl/d*	110,588	101,198		211,786	120,000	100,000		220,000
Revenue	*$mm*	$3,292	$3,042		$6,334	$2,880	$2,632		$5,512
Royalties	*$mm*	($567)	($591)		($1,158)	($282)	($301)		($584)
Opex	*$mm*	($640)	($234)	$25	($849)	($731)	($338)	$25	($1,044)
Transport	*$mm*	($364)	($623)		($987)	($400)	($698)		($1,099)
G&A and Stock-based Comp	*$mm*	($76)	($97)	$50	($123)	($84)	($95)	$50	($129)
EBITDA	***$mm***	**$1,645**	**$1,497**		**$3,217**	**$1,382**	**$1,200**		**$2,657**
Interest / Interest Income	*$mm*	–	($67)	$55	($131)	$10	($56)	$55	($131)
Finance Expense, Excl. Debt Amortization Costs and Debt Extinguishment	*$mm*	($37)	($39)		($76)	($35)	($40)		($75)
Tax	*$mm*	–	–		–	–	–		–
Funds Flow (Post Montney Disposition)	***$mm***	**$1,607**	**$1,391**		**$3,009**	**$1,357**	**$1,104**		**$2,451**
Sustaining Capex	*$mm*	($499)	($453)	$40	($912)	($542)	($505)	$40	($1,007)
Funds Flow (Post Montney Disposition) Less Sustaining Capex	***$mm***	**$1,108**	**$938**		**$2,097**	**$815**	**$599**		**$1,444**

Expected Overhead Synergies

		SCR Cold Lake	MEG	SCR Christina Lake
2024 G&A	*$mm*	$28	$73	$48
2024 Stock-based Comp (SBC)	*$mm*	–	$24	–
Total Overhead Costs	*$mm*	$28	$97	$48
Production	*bbl/d*	59,517	102,012	102,012
Overhead per Barrel	*$/bbl*	$1.28	$2.61	$1.28
Overhead Synergies	***$mm***			**$50**

Expected Interest Synergies

Estimated Combined Business Net Debt	*$mm*	$2,992
Current SCR Cost of Debt	%	6.00%
Estimated Combined Business Cost of Debt	%	4.15%
Interest rate Savings	%	1.85%
Interest Cost Savings	***$mm***	**$55**

Expected Operating Synergies

Combined Business Expected Thermal Capital Expenditures	*$mm*	$1,500
Expected Capital Synergies Percentage	%	5.00%
Expected Annual Capital Expenditures Synergies	***$mm***	**$75**
Combined Business Expected Thermal Non-Energy Opex	*$mm*	$500
Expected Non-Energy Opex Synergies Percentage	%	5.00%
Expected Annual Non-Energy Opex Synergies	***$mm***	**$25**

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Slide Notes

The following table presents financial performance by reportable segment for the year ended December 31, 2024. Certain information related to general and administrative and finance costs has been represented to allocate by segment to conform with current period presentation. Commencing for the period ended March 31, 2025, Operating earnings is the metric used by the Company's Chief Operating Decision Makers to evaluate segment profit or loss. For the year ended December 31, 2024, field operating earnings was used by the Company's Chief Operating Decision Makers to evaluate segment profit or loss.

Strathcona 2024 Full Year Segemented Results

	Cold Lake	Lloydminster	Montney	Corporate	Consolidated	Consolidated Excluding Montney
Production volumes						
Bitumen (bbl/d)	59,516	–	–	–	59,516	59,516
Heavy oil (bbl/d)	–	51,107	–	–	51,107	51,107
Condensate and light oil (bbl/d)	–	42	19,880	–	19,922	42
Other NGLs (bbl/d)	–	2	11,956	–	11,958	2
Natural gas (mcf/d)	–	1,232	242,224	–	243,456	1,232
Production volumes (boe/d)	**59,516**	**51,356**	**72,207**	**–**	**183,079**	**110,872**
Sales volumes (boe/d)	59,491	51,097	72,206	–	182,794	110,588
Income Statement						
Oil and natural gas sales	$2,576	$1,797	$963	$0	$5,336	$4,373
Sales of purchased product	$18	$26	–	$31	$75	$75
Blending costs	($930)	($152)	–	–	($1,082)	($1,082)
Purchased product	($18)	($26)	–	($31)	($75)	($75)
Oil and natural gas sales, net of blending	**$1,646**	**$1,646**	**$963**	**–**	**$4,255**	**$3,292**
Royalties	385	182	96	–	$663	$567
Production and operating – Energy	128	113	7	–	$248	$241
Production and operating – Non-energy	196	204	164	–	$564	$400
Transportation and processing	88	276	213	–	$577	$364
Field Operating Income	**$849**	**$871**	**$483**	**–**	**$2,204**	**$1,721**
Depletion, depreciation and amortization	167	411	279	17	$874	$595
Field Operating Earnings	**$682**	**$460**	**$204**	**($17)**	**$1,330**	**$1,126**
General and administrative	28	48	25	–	$101	$76
Finance costs	3	4	31	50	$88	$58
Other income	–	–	–	(0)	($0)	($0)
Interest expense	–	–	–	170	$170	$170
Current income tax (recovery)	–	–	–	–	–	–
Operating Earnings	**$651**	**$408**	**$149**	**($237)**	**$971**	**$822**

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